**TCW FUNDS DISTRIBUTORS**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2015**

| | |
|---|---|
| **REVENUES** | |
| Distribution fees (Note 2) | $12,359,410 |
| Commission fees (Note 2) | 25,532,959 |
| Non-12b-1 fees (Note 2) | 13,822,237 |
| Dividend and other income | 707 |
| **Total Revenues** | 51,715,313 |
| **EXPENSES** | |
| Distribution fees expense (Note 2) | 12,359,410 |
| Commission expense (Note 2) | 25,532,959 |
| Non-12b-1 fee expense (Note 2) | 13,822,237 |
| Professional fees and other expenses | 53,770 |
| Regulatory expenses | 256,187 |
| **Total Expenses** | 52,024,563 |
| **Loss before Income Tax Benefit** | (309,250) |
| **Income Tax Benefit (Note 2)** | (113,031) |
| **NET LOSS** | $ (196,219) |

See notes to financial statements.